Exhibit 99.1

Hong Kong Exchanges and Clearing Limited, The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange ”) and Hong Kong Securities Clearing Company Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement is for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for shares or other securities of NIO Inc. (the “Company”). Prospective investors should read the listing document dated February 28, 2022 (the “Listing Document ”) for detailed information about the Company.

Unless otherwise defined in this announcement, capitalized terms in this announcement shall have the same meanings as those defined in the Listing Document.

NIO Inc.

(A company controlled through weighted voting rights and

incorporated in the Cayman Islands with limited liability)

(Stock Code: 9866)

(NYSE Stock Ticker: NIO)

SECONDARY LISTING BY WAY OF INTRODUCTION

ON THE MAIN BOARD OF

THE STOCK EXCHANGE OF HONG KONG LIMITED

Recent trading information in respect of the ADSs on the NYSE

and

Designated Dealer’s and Alternate Designated Dealer’s

respective designated dealer identity number

Joint Sponsors

The Company issues this announcement to provide details of the recent trading information in respect of the ADSs on the NYSE and the Designated Dealer’s and Alternate Designated Dealer’s respective designated dealer identity number.

Prospective investors in the Class A ordinary shares should refer to the Listing Document (including the section headed “Risk Factors” contained in the Listing Document), and the formal notice dated February 28, 2022 (the “Formal Notice”) issued by the Company before deciding to invest in the Class A ordinary shares.

INTRODUCTION

Reference is made to the Listing Document and the Formal Notice dated February 28, 2022 issued by the Company.

As at the date of this announcement, there are 1,669,006,134 ordinary shares outstanding, comprising of 1,392,212,202 Class A ordinary shares (excluding 23,279,058 Class A ordinary shares issued and reserved for future issuance upon the exercising or vesting of awards granted under our Stock Incentive Plans), 128,293,932 Class B ordinary shares (all of which shall have been converted to Class A ordinary shares upon Listing pursuant to the conversion notice delivered by the relevant shareholders) and 148,500,000 Class C ordinary shares.

RECENT TRADING INFORMATION IN RESPECT OF THE ADSS ON THE NYSE

As disclosed in the section headed “Market Arrangements to Facilitate Dealings in Hong Kong – Investor Eduction – Arrangements involving our Company and the Joint Sponsors” in the Listing Document, the Company and Joint Sponsors will cooperate to inform the investor community in Hong Kong of, among other things, the recent trading information about the Company.

The following table sets out certain trading information in respect of the ADSs on the NYSE, including the Company’s daily high, low, closing price and trading volume, for the trading days in NYSE from February 22, 2022 (i.e. the trading day of the NYSE immediately following the Latest Practicable Day) to March 4, 2022, being the trading day of the NYSE immediately before the date of this announcement:

			Share Price
								As %
								of total
							Trading	issued
Date	Day high		Day low		Closing Price		Volume	shares
		Equivalent		Equivalent		Equivalent	(in
	USD	to HK$	USD	to HK$	USD	to HK$	millions)
February 22, 2022	22.96	179.40	21.32	166.59	21.77	170.10	56.04	3.36%
February 23, 2022	22.50	175.81	20.45	159.79	20.46	159.87	49.47	2.96%
February 24, 2022	21.31	166.50	18.47	144.32	21.22	165.81	77.20	4.63%
February 25, 2022	21.57	168.54	20.19	157.76	20.94	163.62	56.99	3.41%
February 28, 2022	23.15	180.85	20.94	163.58	22.84	178.46	84.00	5.03%
March 1, 2022	23.35	182.41	21.73	169.79	21.87	170.89	50.40	3.02%
March 2, 2022	22.21	173.54	20.63	161.20	21.77	170.10	47.21	2.83%
March 3, 2022	21.81	170.42	19.72	154.09	19.88	155.34	69.07	4.14%
March 4, 2022	20.29	158.54	18.55	144.94	18.63	145.57	68.29	4.09%

The above trading information is provided for reference purpose only. The trading price of the Class A ordinary shares on the Hong Kong Stock Exchange following the Listing may not be the same as, and may differ from, that on the NYSE. Prospective investors should refer to the Listing Document (including the section headed “Risk Factors” contained in the Listing Document), and the Formal Notice issued by the Company before deciding to invest in the Class A ordinary shares.

DESIGNATED DEALER’S AND ALTERNATE DESIGNATED DEALER’S DESIGNATED DEALER IDENTITY NUMBERS

As disclosed in the section headed “Market Arrangements to Facilitate Dealings in Hong Kong – Bridging Arrangements” in the Listing Document, upon the Listing and during the Bridging Period (being the 30-day period from and including the Listing Date), the Designated Dealer, Morgan Stanley Hong Kong Securities Limited, on its own account, will seek to undertake, or, under the circumstance that the trades cannot be undertaken by the Designated Dealer as a result of technical failures, request the Alternate Designated Dealer, China International Capital Corporation Hong Kong Securities Limited, to undertake certain trading activities in circumstances as described in that section. The Alternate Designated Dealer will only undertake trading activities at the request of the Designated Dealer.

Such arbitrage activities are expected to contribute to the liquidity of trading in the Shares in the Hong Kong market upon the Listing as well as to reduce potential material divergence between Share prices in the Hong Kong and New York markets.

As previously disclosed in the Formal Notice, the Designated Dealer and the Alternate Designated Dealer have each set up a designated dealer identity number, being 7681 and 7683, respectively, solely for the purposes of carrying out arbitrage trades under this exercise in Hong Kong, in order to ensure identification and thereby enhance transparency of such trades in the Hong Kong market. Any change in such designated dealer identity number(s) will be disclosed as soon as practicable by way of announcement on both the Hong Kong Stock Exchange’s website at www.hkexnews.hk and the Company’s website at https://ir.nio.com on or before the first day of the Bridging Period.

FURTHER ANNOUNCEMENTS

Dealings in the Class A ordinary shares on the Hong Kong Stock Exchange are expected to commence on March 10, 2022. As stated in the sections headed “Expected Timetable” and “Information about this Document and the Introduction” in the Listing Document, the Company will release further daily announcements on the Hong Kong Stock Exchange on March 8, 2022, March 9, 2022 and not later than 8:30 am on March 10, 2022 to disclose, among other things, the then previous trading day closing price of the ADSs on the NYSE.

The Company will, as soon as practicable and in any event no later than one business day before the Listing Date, release an announcement on the Hong Kong Stock Exchange to inform the investing public of (a) the number of Class A ordinary shares to be transferred to Hong Kong prior to Listing; and (b) the total number of Class A ordinary shares which will be registered on the Hong Kong share register.

By Order of the Board
NIO Inc.
Bin Li
Founder, Chairman and Chief Executive Officer

Hong Kong, March 7, 2022

As at the date of this announcement, the board of directors of the Company comprises Mr. Bin Li, Mr. Lihong Qin, Mr. James Gordon Mitchell as the directors, and Mr. Hai Wu, Mr. Denny Ting Bun Lee and Ms. Yu Long as the independent directors.

For the purpose of illustration only, USD is translated into HK$ at the rate of USD1.00 = HK$7.8137. No representation is made that any amount in USD or RMB has been or could be converted at the above rate or at any rates or at all.

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